UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 202, 595 Howe Street
Vancouver, British Columbia,

V6C 2T5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _☐_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD.

Date: June 30, 2021	/s/ Etienne Morin
Name: Etienne Morin Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated June 30, 2021 – Announcing a non-brokered prospectus financing.